August 8, 2005

VIA EDGAR

Don Walker

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Re:	AmericanWest Bancorporation
Form 10-K for fiscal year ended December 31, 2004 and Form 10-Q for the quarter ended March 31, 2005
File No.: 000-18561

Dear Mr. Walker:

AmericanWest Bancorporation (the “Company”) is filing amendments to its annual report for the year ended December 31, 2004 on Form 10-K and to its quarterly report for the fiscal quarter ended March 31, 2005 on Form 10-Q in response to the staff’s comments in its letter dated July 28, 2005.

The Company is amending its Form 10-K for the year ended December 31, 2004 and Form 10-Q for the quarter ended March 31, 2005 to add a new “Regulatory Matters” section in Items 1 and 2, respectively, of such forms disclosing that the Company’s wholly-owned banking subsidiary, AmericanWest Bank (“Bank”), received a Supervisory Directive from the Department of Financial Institutions, Division of Banks, State of Washington (“DFI”) effective December 15, 2004, and entered into a Memorandum of Understanding with the Federal Deposit Insurance Corporation (“FDIC”), dated August 24, 2004, related to the Bank’s compliance controls, processes and training (collectively, the “Supervisory Actions”).

The Supervisory Actions require the Bank to, among other things, retain qualified management, improve asset quality and credit administration and documentation, revise and develop certain operating policy and procedures, provide training to certain of its personnel and meet specified capital ratios during the period in which they are in place. Although not specifically required by the Supervisory Actions, but as a result of the Bank’s performance, during the latter part of 2004 and continuing into the second quarter of 2005, the Bank replaced certain key personnel,

Don Walker

Senior Assistant Chief Accountant

August 8, 2005

including the chief executive officer and the chief financial officer, and added key personnel such as an in-house general counsel. Further, we wish the staff to be aware that Company Management is confident that the Bank is currently in substantial compliance with all aspects of the Supervisory Actions and is hopeful that they will be removed before the end of this year or early in 2006.

Due to the confidential nature under applicable banking laws and regulations of the specific terms of informal actions such as the Supervisory Actions (unlike the case, for example, with formal written agreements and cease and desist orders), the Company was of the opinion that, by law, it could not disclose them. In addition, the Company is and has always been of the opinion that neither the Supervisory Actions nor the financial impact of the Bank’s compliance with them will have a material adverse impact on the financial condition or results of operations of the Company or the Bank. However, upon further discussion with the DFI, the FDIC and outside legal counsel, the Company is amending its reports to disclose both the existence and overall material terms of the Supervisory Actions.

This will also confirm with the staff that the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosures in its filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filing; and the Company may not assert staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

We believe that the foregoing and the amendments made to the above referenced reports address the staff’s comments. Courtesy copies of the amendments are also being sent to Ms. Margaret Fitzgerald of the staff. Should you have any further questions, please do not hesitate to contact me.

Sincerely,

/s/ Robert M. Daugherty
ROBERT M. DAUGHERTY
President and Chief Executive Officer

cc:	Margaret Fitzgerald